UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 001-09318

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FRANKLIN TEMPLETON PROFIT SHARING 401(k) PLAN

B.	Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office:

FRANKLIN RESOURCES, INC.

One Franklin Parkway

San Mateo, California 94403

Franklin Templeton Profit Sharing 401(k) Plan

Financial Statements and Supplemental Schedule

As of September 30, 2010 and 2009 and

For the fiscal year ended September 30, 2010

Note: Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Plan Administrator

Franklin Templeton Profit Sharing 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Franklin Templeton Profit Sharing 401(k) Plan (the “Plan”) as of September 30, 2010 and 2009 and the related statement of changes in net assets available for benefits for the fiscal year ended September 30, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Franklin Templeton Profit Sharing 401(k) Plan as of September 30, 2010 and 2009 and the changes in net assets available for benefits for the fiscal year ended September 30, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year), as of September 30, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

/s/ Perry-Smith LLP
Sacramento, California
March 11, 2011

Franklin Templeton Profit Sharing 401(k) Plan

Statements of Net Assets Available for Benefits

	September 30,
	2010	2009
Assets:
Cash	$293,805	$224,227
Investments at fair value	698,759,516	635,793,515
Participant loans	12,353,619	10,787,913
Receivables:
Employer contributions receivable	7,768,360	2,006,102
Employee contributions receivable	950,492	960,765
Other receivables	632,905	663,490

Total receivables	9,351,757	3,630,357

Total assets	720,758,697	650,436,012

Liabilities:
Amounts due to brokers for securities purchased	205,285	108,066

Total liabilities	205,285	108,066

Net assets available for benefits	$720,553,412	$650,327,946

The accompanying notes are an integral part of these financial statements.

Franklin Templeton Profit Sharing 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the fiscal year ended September 30, 2010

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$51,658,101
Dividends	14,240,836
Participant loan interest	628,724
Other	35,312

Total investment income	66,562,973

Contributions:
Participant	26,765,796
Employer	14,271,177
Rollover	1,282,664

Total contributions	42,319,637

Total additions	108,882,610

Deductions:
Deductions to net assets attributed to:
Benefit payments and withdrawals	38,594,959
Administrative fees and expenses	62,185

Total deductions	38,657,144

Net Increase	70,225,466
Net assets available for benefits:
Beginning of year	650,327,946

End of year	$720,553,412

The accompanying notes are an integral part of these financial statements.

Franklin Templeton Profit Sharing 401(k) Plan

Notes to Financial Statements

1.	Description of the Plan

General

The Franklin Templeton Profit Sharing 401(k) Plan (the “Plan”) is a defined contribution plan. The Plan was originally effective as of October 1, 1981 and was most recently restated as of October 1, 2006.

The Plan covers substantially all employees of Franklin Resources, Inc. (the “Company”) and its U.S. subsidiaries who meet certain minimum age and employment requirements, and has two features: a profit sharing feature and a 401(k) feature. See Note 11 – Subsequent Event for a discussion of plan amendments effective October 1, 2010. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants should refer to, and solely rely upon, the Plan document and summary plan description for a more complete description of the Plan’s provisions.

The Board of Directors of the Company has appointed an administrative committee (the “Administrative Committee”) and an investment committee (the “Investment Committee”) with certain authority to manage the policy, design, administration and investments of the Plan. The Administrative Committee, consisting of at least five members appointed by the Board of Directors of the Company, is the administrator of the Plan (the “Plan Administrator”). In the absence of the Administrative Committee for any reason, the Company acts as the Plan Administrator. The Investment Committee, consisting of at least five members appointed by the Board of Directors of the Company, is responsible for, among other things, analyzing the performance of investment options under the Plan and selecting new investment options to be offered under the Plan.

Charles Schwab Trust Company is the Plan’s trustee (the “Trustee”). The administration and recordkeeping services for the Plan are provided by Schwab Retirement Plan Services Company, a subsidiary of the Trustee. Effective March 17, 2009, Independent Fiduciary Services, Inc., was appointed to act as an investment manager and independent fiduciary (the “Independent Fiduciary”) concerning the purchase, holding and sale by Plan participants and beneficiaries of the Company’s common stock in the Plan.

Contributions

Pursuant to the 401(k) feature of the Plan, each year, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan document and subject to Internal Revenue Code limitations. Participants age 50 or older may elect to make catch-up contributions. Participants in the Plan may also elect to make contributions to Roth salary deferral accounts and Roth rollover accounts.

All eligible employees (as defined in the Plan) may begin contributing to the Plan as of the first of the month following their date of hire or attainment of age 21, if later. Newly hired eligible employees are automatically enrolled in the Plan at a deferral rate of two percent of compensation following an election period during which the employee may either opt out of the Plan or choose a different salary deferral percentage in the manner prescribed by the Plan Administrator. Unless the participant elects otherwise, participants who are automatically enrolled in the Plan have their deferral rate automatically increase by one percent each year on December 1st. The automatic increase is stopped when a deferral rate of fifteen percent is attained, unless changed by the participant. See Note 11 – Subsequent Event for a discussion of plan amendments effective October 1, 2010.

The Company makes a matching contribution with respect to 50% of the first six percent of eligible compensation deferred by participants. The Company may also make discretionary profit sharing contributions. The Company made $6.0 million of discretionary profit sharing contributions during fiscal year 2010, and no discretionary profit sharing contributions during fiscal year 2009. Participants are eligible for employer profit sharing contributions if they have completed 1,000 hours of service during the Plan’s fiscal year (as defined by the Plan) and are employed on the last day of that fiscal year, or did not complete 1,000 hours of service or are not employed on the last day of the Plan’s fiscal year due to death, disability, or retirement at or after normal retirement age (age 65). Eligible employees become participants in the matching and profit sharing portions of the Plan on the first day of the month immediately following the latest of the one-year anniversary of their hire date, completion of one year of service, or attainment of age 21. See Note 11 – Subsequent Event for a discussion of plan amendments effective October 1, 2010.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s deferral contributions, allocations of the Company’s matching and profit sharing contributions and the Plan earnings and charged with withdrawals and allocations of Plan losses and administrative expenses.

Employer matching contributions are allocated to a participant’s account based on the participant’s elective contribution. Employer profit sharing contributions are allocated to each participant’s account in a ratio of the participant’s eligible compensation to total eligible compensation for all Plan participants. See Note 11 – Subsequent Event for a discussion of plan amendments effective October 1, 2010.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their deferral contributions plus actual earnings thereon. Participants vest gradually in the Company’s matching and profit sharing contribution portion of their accounts plus actual earnings thereon based on their years of service. Typically, a participant is 100% vested after completing five “years of service,” as defined in the Plan.

Investment Options

Upon enrollment in the Plan, a participant may direct all contributions in 1% increments into any of the following investment options as of September 30, 2010:

Tier 1 – Asset allocation funds. The three asset allocation funds offer a convenient way to obtain a broadly diversified investment program for Plan assets.

•   Franklin Templeton Conservative Allocation Fund – The fund seeks the highest level of long-term total return consistent with a lower level of risk. The manager allocates assets among broad asset classes by investing in a distinctly weighted combination of Franklin, Templeton and Mutual Series funds; generally 40% equity funds, 40% fixed-income funds and 20% short-term investments.

•   Franklin Templeton Growth Allocation Fund – The fund seeks the highest level of long-term total return consistent with a higher level of risk. The manager allocates assets among broad asset classes by investing in a distinctly weighted combination of Franklin, Templeton and Mutual Series funds; generally 80% equity funds, 15% fixed-income funds and 5% short-term investments.

•   Franklin Templeton Moderate Allocation Fund – The fund seeks the highest level of long-term total return consistent with a moderate level of risk. The manager allocates assets among broad asset classes by investing in a distinctly weighted combination of Franklin, Templeton and Mutual Series funds; generally 55% equity funds, 35% fixed-income funds and 10% short-term investments.

Tier 2 – Building a diversified portfolio. Investment options offered for those who are more comfortable with investing and would like to build their own diversified portfolio that will be consistent with their retirement planning investment objectives and tolerance for risk.

•   Franklin Growth Fund – The fund seeks capital appreciation by investing substantially in the equity securities of companies that are leaders in their industries, and which the managers believe are suitable for a buy-and-hold strategy.

•   Franklin Money Fund – The fund seeks to provide investors with as high a level of current income as is consistent with the preservation of shareholders’ capital and liquidity.

•   Franklin Large Cap Value Fund – The fund seeks long-term capital appreciation by investing at least 80% of the fund’s net assets in large-capitalization companies, which are defined as those similar in size to companies in the Russell 1000® Index, at the time of purchase.

•   Franklin Small Cap Growth Fund – The fund seeks long-term capital growth by investing at least 80% of its net assets in the equity securities of companies with market capitalizations of generally less than $1.5 billion, or the highest market capitalization in the Russell 2000® Index, whichever is greater, at the time of purchase.

•   Franklin Small Cap Value Fund – The fund seeks long-term total return by investing at least 80% of its net assets in securities of smaller companies (market capitalizations under $3.5 billion at the time of purchase).

•   Franklin Total Return Fund – The fund seeks to provide high, current income consistent with preservation of capital. Capital appreciation over the long term is a secondary goal.

•   State Street S&P 500 Index Fund – Common collective trust established for retirement plans seeks to replicate the total return of the S&P 500 Index.

•   Templeton Institutional Funds - Foreign Equity Series – The fund seeks long-term capital growth by investing at least 80% in equity securities of companies outside the United States.

Tier 3 – Expanded investment options. Additional investment options offered for those with more investment expertise who may want a wider selection of investment options from which to build a diversified portfolio that will be consistent with their investment objectives and tolerance for risk.

•   Franklin Balance Sheet Investment Fund – The fund seeks high total return by investing most of its assets in the stocks of companies the fund managers believe are undervalued and trading at a low price relative to book value.

•   Franklin Flex Cap Growth Fund – The fund seeks capital appreciation by investing predominantly in the equity securities of companies in any industry and of any market cap size.

•   Franklin Growth Opportunities Fund – The fund seeks capital appreciation by investing substantially in equity securities of leading and emerging growth companies demonstrating increasing profitability or accelerating growth potential.

•   Franklin High Income Fund – The fund seeks a high level of current income, with a secondary focus on capital appreciation, by investing substantially in higher-yielding, lower-rated corporate bonds.

•   Franklin Income Fund – The fund seeks to maximize income, while maintaining prospects for capital appreciation, by investing in a diversified portfolio of stocks and bonds.

•   Franklin MicroCap Value Fund – The fund seeks high total return by investing at least 80% of its net assets in companies with a total market capitalization of less than $400 million at the time of purchase.

•   Franklin Rising Dividends Fund – The fund seeks long-term capital appreciation by investing at least 80% of its net assets in companies that have paid consistently rising dividends.

•   Franklin Small-Mid Cap Growth Fund – The fund seeks long-term capital growth by investing at least 80% of its net assets in equity securities of small- and medium-sized companies with market capitalization ranges of the Russell 2500™ Index for small-cap companies and Russell Midcap® Index for mid-cap companies, at the time of purchase.

•   Franklin Strategic Income Fund – The fund seeks to provide a high level of current income. Its secondary goal is capital appreciation over the long-term. The fund is a multi-sector income fund that invests primarily in U.S. and foreign debt securities.

•   Franklin U.S. Government Securities Fund – The fund’s investment goal is income. Since 1983, the fund has invested substantially in Government National Mortgage Association securities, or Ginnie Maes. These securities carry a guarantee backed by the full faith and credit of the U.S. government as to timely payment of principal and interest.

•   Mutual Beacon Fund – The fund seeks capital appreciation, with income as a secondary goal. Its strategy is focused on undervalued mid- and large-cap equity securities, which may include foreign equities, and, to a lesser extent, distressed securities and merger arbitrage.

•   Mutual European Fund – The fund seeks capital appreciation, with income as a secondary goal, by investing at least 80% of its net assets in the securities of European companies. It focuses mainly on undervalued equity securities, and to a lesser extent, distressed securities and merger arbitrage opportunities.

•   Mutual Global Discovery Fund – The fund seeks capital appreciation, with income as a secondary goal. Its strategy is focused on undervalued mid- and large-cap equity securities, which may include foreign securities and, to a lesser extent, distressed securities and merger arbitrage.

•   Templeton Developing Markets Trust – The fund seeks long-term capital appreciation by investing at least 80% of its net assets in securities of developing- or emerging-market issuers.

•   Templeton Global Bond Fund – The fund seeks current income with capital appreciation and growth of income by investing predominantly in bonds of governments and governmental agencies located around the world.

•   Templeton Global Smaller Companies Fund – The fund seeks long-term growth by investing at least 80% of its net assets in securities of smaller companies throughout the world, including emerging markets.

•   Templeton Growth Fund – The fund seeks long-term capital growth by investing primarily in the equity securities of companies of any nation, including emerging markets.

•   Templeton World Fund – The fund seeks long-term capital growth by investing mainly in the equity securities of companies of any nation, including emerging markets.

•   Franklin Resources, Inc. – Common stock of the Company.

Participants may make investment allocation changes daily via either telephone or internet access to their personal account through Schwab Retirement Plan Services Company.

Voting Rights

Each participant is entitled to exercise voting rights attributable to any shares of the Company allocated to his or her account and is notified by the Trustee prior to the time that such rights are exercised. Prior to March 17, 2009, if the Trustee did not receive timely instructions, the Trustee itself or by proxy would vote all such shares in the same ratio as the shares with respect to which instructions were received from participants. Effective March 17, 2009, the Independent Fiduciary was appointed to act as an investment manager and independent fiduciary concerning the Company’s common stock in the Plan. In accordance with the terms of that appointment, if the Trustee does not receive timely voting instructions, all such shares will be voted by the Independent Fiduciary for and against the proposals in the same proportion as shares for which directions are received unless the Independent Fiduciary decides that the law requires that the Independent Fiduciary vote them differently.

Participant Loans

Participants with a vested balance of at least $2,000 may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants are allowed to have two outstanding loans at any given time; one general-purpose loan and one residential loan. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from 1 to 5 years for general purpose loans, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime lending rate plus one percent. Interest rates range from 4.25% to 11.00% with maturity dates ranging from October 2010 to October 2025. Principal and interest are paid through semi-monthly payroll deductions.

Payment of Benefits

On termination of service for any reason, a participant is permitted to elect to receive the value of the vested interest in his or her account as (with limited exceptions) a lump-sum distribution in cash or property or as a rollover to another eligible retirement plan. Participants may be entitled to receive pre-retirement distributions from their fully-vested accounts upon reaching age 59 1/2 or in the event they incur a hardship, as defined in the Plan. However, a pre-retirement distribution is not in addition to their other benefits and will, therefore, reduce the value of benefits received at retirement. There were no benefits due to participants that had elected to withdraw from the Plan as of September 30, 2010 and 2009.

Forfeitures

If a portion of a participant’s account is forfeited, the amount forfeited remains in the Plan. Forfeitures may be used by the Plan to offset matching contributions or for other purposes, such as restoring returning participant accounts or for the payment of Plan expenses. Forfeitures attributable to Company matching contributions not used by the Plan are used to reduce current and future Company matching contributions. Forfeitures attributable to Company profit sharing contributions are added to the Company’s contributions for profit sharing for the Plan year in which the forfeitures occur and then allocated to participants’ eligible share in such contributions. At September 30, 2010 and 2009, the amount of forfeitures used to offset Company matching contributions were $75,003 and $130,003 and the amount reallocated to participants as profit sharing contributions were $191,145 and $213,076. At September 30, 2010 and 2009, the amount of forfeitures used to pay Plan expenses were $27,827 and $22,173.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates, judgments and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosures of contingent assets and liabilities at the date of the financial statements. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates.

Concentration of Investments

Included in investments at September 30, 2010 and 2009 are shares of Franklin Resources, Inc. common stock with a market value of $97,223,305 and $95,711,544 (see Note 3 — Investments). This investment represents 14% and 15% of total investments at September 30, 2010 and 2009. A significant decline in the market value of the Company’s common stock would have a material adverse effect on the Plan’s net assets available for benefits.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 – Fair Value Measurements for a discussion of fair value measurements.

Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes net unrealized appreciation (depreciation) of investments and net realized gains (losses) on the sale of investments during the period. Interest income is recorded on the accrual basis. Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on sales of securities are calculated based on the weighted-average cost.

Management fees and operating expenses charged to the Plan for investments in shares of registered investment companies (mutual funds) are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan utilizes various investment instruments including the Company’s common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the concentration of credit risk in the Company’s common stock, and the level of uncertainty related to changes in the values of these investment securities, changes in market values of these securities in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

New Accounting Guidance

Accounting Guidance Adopted During Fiscal Year 2010

In October 2009, the Plan adopted new Financial Accounting Standards Board (“FASB”) guidance that permits a reporting entity to measure the fair value of certain alternative investments that do not have a readily determinable fair value on the basis of the investments’ net asset value per share or its equivalent, and requires expanded disclosures. The adoption of the guidance had no impact on the Plan’s financial statements.

Accounting Guidance Not Yet Adopted

In January 2010, the FASB issued new guidance that amends the disclosure requirements related to fair value measurements. The guidance requires new disclosures on transfers between Level 1 and 2 fair value measurements. The guidance also requires disclosure of activities, including purchases, sales, issuances, and settlements, in the reconciliation of Level 3 fair value measurements. The guidance also clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. The new disclosures regarding Level 1 and 2 fair value measurements and clarification of existing disclosures are effective for periods beginning after December 15, 2009. The disclosures about the reconciliation of Level 3 fair value measurements are required for periods beginning after December 15, 2010. Other than requiring new disclosures, the Plan’s management does not expect the adoption of the guidance to have a material impact on the Plan’s financial statements.

In September 2010, the FASB issued new guidance that requires participant loans to be separately classified as notes receivable from participants and measured at their unpaid principal balance plus any accrued but unpaid interest. The guidance is effective for fiscal years ending after December 15, 2010. The Plan’s management does not expect the adoption of the guidance as of October 1, 2010 to have a material impact on the Plan’s financial statements.

3.	Investments

The following table presents investments at fair value that represent 5% or more of the Plan’s net assets.

	September 30,
	2010	2009
Franklin Resources, Inc. common stock	$97,223,305	$95,711,544
Mutual Global Discovery Fund	54,856,562	50,870,149
Templeton Developing Markets Trust	52,993,665	44,311,272
Franklin Growth Fund	48,035,622	43,699,332
Franklin Money Fund	44,496,211	44,699,981
Franklin Income Fund	42,633,974	38,426,755
Templeton Growth Fund	41,660,459	40,700,555

During the fiscal year ended September 30, 2010, the Plan’s investments appreciated in value (including gains and losses on investments bought and sold, as well as held during the year) by $51,658,101 as follows:

Registered investment companies (mutual funds)	$44,996,407
Franklin Resources, Inc. common stock	5,745,698
Common collective trust	915,996

Net appreciation in fair value of investments	$51,658,101

4.	Fair Value Measurements

The Plan uses a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based on whether the inputs to those valuation techniques are observable or unobservable. The three levels of fair value hierarchy are set forth below. The Plan’s assessment of the hierarchy level of the assets or liabilities measured at fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2	Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data. Level 2 quoted prices are obtained from independent third-party brokers or dealers, including prices derived from model-based valuation techniques for which the significant assumptions are observable in the market or corroborated by observable market data.

Level 3	Unobservable inputs that are supported by little or no market activity. These inputs require significant management judgment and reflect the Plan’s estimation of assumptions that market participants would use in pricing the asset or liability. Level 3 valuations are derived primarily from model-based valuation techniques in which one or more significant inputs are unobservable in the market.

The tables below present the balances of assets measured at fair value by hierarchy level.

as of September 30, 2010	Level 1	Level 2	Level 3	Total
Money market funds	$44,503,017	$—	$—	$44,503,017
Mutual funds	546,930,374	—	—	546,930,374
Common stock	97,223,305	—	—	97,223,305
Common collective trust	—	10,102,820	—	10,102,820
Participant loans	—	—	12,353,619	12,353,619

Total assets measured at fair value	$688,656,696	$10,102,820	$12,353,619	$711,113,135

as of September 30, 2009	Level 1	Level 2	Level 3	Total
Money market funds	$44,712,159	$—	$—	$44,712,159
Mutual funds	486,090,425	—	—	486,090,425
Common stock	95,711,544	—	—	95,711,544
Common collective trust	—	9,279,387	—	9,279,387
Participant loans	—	—	10,787,913	10,787,913

Total assets measured at fair value	$626,514,128	$9,279,387	$10,787,913	$646,581,428

The changes in Level 3 assets measured at fair value were as follows:

Participant Loans
Balance at October 1, 2009	$10,787,913
Issuances and settlements, net	1,565,706

Balance at September 30, 2010	$12,353,619

At both September 30, 2010 and 2009, Level 3 assets represented approximately 2% of total assets measured at fair value and there were no liabilities measured at fair value.

The following is a description of the fair value methodologies used.

Money market funds are carried at cost. Due to their short-term nature and liquidity, the carrying values approximate fair value.

Mutual funds are valued using the net asset value of the shares.

Common stock consists of Franklin Resources, Inc.’s common stock and is valued using the closing price reported on the New York Stock Exchange.

Common collective trust is valued using the unit of participation value of shares.

Participant loans are valued at amortized cost, which approximates fair value.

While the Plan believes the valuation methodologies described above are appropriate, the use of different methodologies or assumptions to determine the fair value could result in a different estimate of fair value at the reporting date.

5.	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter expiring January 31, 2012, that the Plan was designed in accordance with applicable regulations of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Trustee and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Management and Trustee’s Fees

The Company or the Plan, as provided in the Plan document, pays all administrative and operating expenses of the Plan.

7.	Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan will be allocated to participant accounts and distributed in such a manner as the Company may determine.

8.	Related Party Transactions

The Plan’s investments are invested in the common stock of Franklin Resources, Inc., the Plan sponsor, and certain mutual funds, which are managed and provided with various services by wholly-owned subsidiaries of the Company. Therefore, these investments qualify as party-in-interest transactions. As investment manager, certain subsidiaries of the Company earn annual management fees ranging from 0.25% to 1.21% of the amounts invested in the mutual funds. Fees paid by the Plan for investment management services are included as a reduction of the return earned on each mutual fund.

9.	Reconciliation of Financial Statements to Form 5500

There were no reconciling items between the financial statements and the Form 5500 as of September 30, 2010 and 2009.

10.	Plan Amendment

The Plan was amended effective as of October 20, 2008 to permit participants to make a hardship withdrawal of all or part of a participant’s vested account balance, subject to certain limitations and to restrict a participant who makes a hardship withdrawal from making salary deferral contributions to the Plan or from making any elective contributions under any other plan maintained by the

Company for six months following the date of the withdrawal. Whether a participant has incurred a hardship will be determined by the Plan Administrator in accordance with requirements added to the Plan.

11.	Subsequent Event

The Plan was amended effective as of October 1, 2010 to make certain administrative changes and to (a) change the name of the Plan to “Franklin Templeton 401(k) Retirement Plan”, (b) change the matching contribution formula to 75% of salary deferrals, (c) eliminate the employer profit sharing contribution, (d) permit participants to take partial lump-sum distributions and (e) eliminate the age 21 eligibility requirement.

SUPPLEMENTAL SCHEDULE

Franklin Templeton Profit Sharing 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number 13-2670991

Plan Number 003

September 30, 2010

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, and par or maturity value	(d) Cost	(e) Value
	Federated Capital Reserves	Money Market Fund, 6,806.000 units	**	$6,806
*	Franklin Balance Sheet Investment Fund	Mutual Fund, 24,606.160 shares	**	1,132,129
*	Franklin Flex Cap Growth Fund	Mutual Fund, 181,741.412 shares	**	8,043,875
*	Franklin Growth Fund	Mutual Fund, 1,166,479.421 shares	**	48,035,622
*	Franklin Growth Opportunities Fund	Mutual Fund, 1,539,259.875 shares	**	31,601,005
*	Franklin High Income Fund	Mutual Fund, 2,194,017.598 shares	**	4,366,095
*	Franklin Income Fund	Mutual Fund, 20,301,892.234 shares	**	42,633,974
*	Franklin Large Cap Value Fund	Mutual Fund, 221,748.009 shares	**	2,530,145
*	Franklin MicroCap Value Fund	Mutual Fund, 263,804.583 shares	**	7,584,382
*	Franklin Money Fund	Money Market Fund, 44,496,211.000 units	**	44,496,211
*	Franklin Rising Dividends Fund	Mutual Fund, 880,340.259 shares	**	27,202,514
*	Franklin Small Cap Growth Fund	Mutual Fund, 214,365.108 shares	**	2,201,530
*	Franklin Small Cap Value Fund	Mutual Fund, 280,370.551 shares	**	11,007,348
*	Franklin Small-Mid Cap Growth Fund	Mutual Fund, 673,842.465 shares	**	22,479,385
*	Franklin Strategic Income Fund	Mutual Fund, 101,355.045 shares	**	1,058,147
*	Franklin Templeton Conservative Allocation Fund	Mutual Fund, 237,071.530 shares	**	3,157,793
*	Franklin Templeton Growth Allocation Fund	Mutual Fund, 622,168.081 shares	**	8,959,220
*	Franklin Templeton Moderate Allocation Fund	Mutual Fund, 1,098,458.221 shares	**	14,982,970
*	Franklin Total Return Fund	Mutual Fund, 542,346.832 shares	**	5,580,749
*	Franklin U.S. Government Securities Fund	Mutual Fund, 3,170,489.249 shares	**	21,654,441
*	Mutual Beacon Fund	Mutual Fund, 2,843,873.724 shares	**	33,216,445
*	Mutual European Fund	Mutual Fund, 1,358,075.564 shares	**	28,207,229
*	Mutual Global Discovery Fund	Mutual Fund, 1,920,075.671 shares	**	54,856,562
	State Street S&P 500 Index Fund	Common Collective Trust, 307,947.077 shares	**	10,102,820
*	Templeton Developing Markets Trust	Mutual Fund, 2,214,528.416 shares	**	52,993,665
*	Templeton Global Bond Fund	Mutual Fund, 1,252,702.106 shares	**	17,124,438
*	Templeton Global Smaller Companies Fund	Mutual Fund, 2,471,528.467 shares	**	16,658,102
*	Templeton Growth Fund	Mutual Fund, 2,475,368.925 shares	**	41,660,459
*	Templeton Institutional Funds -Foreign Equity Series	Mutual Fund, 1,070,873.724 shares	**	20,882,038
*	Templeton World Fund	Mutual Fund, 1,224,614.578 shares	**	17,120,112
*	Franklin Resources, Inc. Common Stock	Common Stock, 909,479.000 shares	**	97,223,305
*	Loans to Participants	Participant Loans - various rates ranging from 4.25% to 11.00%	**	12,353,619

		Total		$711,113,135

*	Represents a party-in-interest to the Plan
**	Cost information is not required for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: March 11, 2011	FRANKLIN TEMPLETON PROFIT SHARING 401(k) PLAN

/s/ Sharon Anderson
By: Sharon Anderson
Title: Vice-President HR Benefits
Authorized Representative of the Plan

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Perry-Smith LLP, Independent Registered Public Accounting Firm